Ex. 99.1

Rezolve Ai Shareholders Overwhelmingly Approve Up to $300 Million Share Repurchase Mandate Amid Surging Commercial Momentum

Shareholder approval follows exceptional operating momentum with Q1 2026 unaudited revenue exceeding full-year 2025 revenue and FY26 guidance of approximately $360 million

NEW YORK, June 30, 2026 – Rezolve Ai (NASDAQ: RZLV), the AI commerce company redefining how consumers search, engage and transact, today announced that shareholders have approved the capital reduction and share repurchase authority required to launch a landmark buyback program of up to $300 million.

Secured at the Company’s Annual General Meeting today, this mandate gives the Board the flexibility to buy back ordinary shares following standard UK Court approval. The move represents a powerful shareholder endorsement of Rezolve Ai’s market-leading position and underscores a clear directive to address the disconnect between the company's public market valuation and its hyper-growth trajectory.

Daniel M. Wagner, Chairman and CEO of Rezolve Ai, said:

“Today’s vote is a clear shareholder mandate. Rezolve Ai is operating at a pace, scale and level of commercial momentum that we believe places us among the most exciting AI growth companies in the public markets. We now serve more than 1,000 enterprise customers globally, delivered approximately $60 million of unaudited revenue in Q1 2026 alone and have reaffirmed guidance of approximately $360 million in revenue for FY26.

“Yet we believe the public market valuation of Rezolve Ai does not come close to reflecting the scale of the business we are building, the quality of our technology, or the size of the opportunity ahead of us.

“Our shareholders have spoken clearly. They see the same disconnect that we see. They understand that Rezolve Ai is positioned at the centre of one of the most profound shifts in commerce since the creation of the internet: the move from search-based digital commerce to AI-led, agentic commerce.

“This mandate gives us the ability to act with conviction. We intend to be disciplined, opportunistic and shareholder-focused. Our priority is simple: to build Rezolve Ai into one of the defining AI commerce companies of this decade and to ensure that long-term shareholders benefit from the value we believe we are creating.”

Rezolve Ai has reaffirmed FY26 revenue guidance of approximately $360 million, representing approximately 7.5 times the Company’s FY25 revenue baseline. The Company also expects to exit 2026 with a minimum of $500 million in annual recurring revenue.

The Company believes this momentum reflects growing enterprise demand for AI-native commerce infrastructure. Through its Brain Suite platform, Rezolve Ai enables retailers, brands and financial institutions to deliver intelligent search, conversational engagement, personalized recommendations and AI-powered transaction execution in real time.

The approved capital reduction remains subject to a standard UK Court approval process under the UK Companies Act 2006. The Company expects Court approval by mid-September 2026 and intends to commence repurchases as soon as practicable thereafter, subject to market conditions and Board discretion.

The program provides flexibility to repurchase ordinary shares from BTIG from time to time through open market purchases, block trades, or privately negotiated transactions. The program does not obligate Rezolve Ai to acquire any specific number of shares and may be suspended or modified at any time.

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is building the infrastructure layer for AI-driven commerce.

Through Brain Suite, the world’s first enterprise AI platform purpose-built for Agentic Commerce, Rezolve Ai enables retailers, brands and financial institutions to engage consumers in real time and execute transactions directly through AI-powered experiences.

Headquartered in London, with operations across North America, Europe and Asia, Rezolve Ai partners with leading global brands, retailers and financial institutions to power the future of commerce through AI that sells.

For more information, visit rezolve.com.

Media Contact

Urmee Khan
Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Investor Contact

investors@rezolve.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected timeline and approval of the capital reduction, the Company’s intention to commence share repurchases, the potential size and implementation of the share repurchase program, the Company’s capital allocation strategy, potential financing alternatives, strategic capital initiatives, potential M&A activity, market valuation, operating momentum, revenue guidance, annual recurring revenue expectations, growth prospects, strategic position and long-term value creation.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, risks relating to the Court approval process, the implementation of the approved share repurchase program, market volatility, changes in trading liquidity, legal and regulatory restrictions, capital allocation requirements, business performance and other risks described in the Company’s filings with the Securities and Exchange Commission.

The approved share repurchase program does not require the Company to repurchase any specific number or dollar amount of shares and may be suspended, modified or discontinued at any time. Any repurchases will be made in compliance with applicable securities laws and other legal requirements.

Rezolve Ai undertakes no obligation to update any forward-looking statements, except as required by law.